SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of December 19, 2000

                                   MERANT plc
                 (Translation of Registrant's Name Into English)

               The Lawn, Old Bath Road, Newbury, England RG14 1QN
                    (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


     Form 20-F   X                                      Form 40-F _____
              -------

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes   X                                              No  _____
            -------

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-795.)


                       LONDON STOCK EXCHANGE ANNOUNCEMENT
SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES
1) Name of company
MERANT plc


2) Name of shareholder having a major interest
MERANT Trustees Limited

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18
Same as above


4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them
Same as above


5) Number of shares/amount of stock acquired



6) Percentage of issued class



7) Number of shares/amount of stock disposed
1,313,314

8) Percentage of issued class
0.97


9) Class of security

2p Ordinary

10) Date of transaction
19 December 2000

11) Date company informed

19 December 2000

12) Total holding following this notification
5,260,448

13) Total percentage holding of issued class following this notification 3.9

14) Any additional information



15) Name of contact and telephone number for queries

Philip Rosier
01635 565583

16) Name and signature of authorised company official responsible for making this notification
Philip Rosier

Date of notification
19 December 2000

SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       MERANT plc
                                       (Registrant)


Date:  December 19, 2000               By: /s/ Leo Millstein
                                 --------------------------------------
                                       Leo Millstein
                                       Vice President & General Counsel